As filed with the Securities and Exchange Commission on June 5, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
HSBC Holdings plc
(Translation of registrant’s name into English)
14th Floor, 8 Canada Square,
London E14 5HQ, England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

SIGNATURE

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
National Westminster Bank Plc	135 Bishopsgate, London, United Kingdom, EC2	The Royal Bank of Scotland plc	100.00	N	1,541,228	0
National Westminster Bank Plc	135 Bishopsgate, London, United Kingdom, EC2	The Royal Bank of Scotland plc	100.00	Y	625,792	0
Coutts & Co	440 Strand, London, United Kingdom, WC2R 0QS	National Westminster Bank Plc	100.00	Y	1,299,073	0
Ulster Bank Ltd	11-16 Donegall Square East, Belfast, Northern Ireland, BT1 5HD	National Westminster Bank Plc	100.00	N	6,063	0
Ulster Bank (Ireland) Holdings	Ulster Bank Group Centre, George's Quay, Dublin 2, Republic of Ireland	Ulster Bank Ltd	100.00	N	6,063	0
Ulster Bank Holdings (ROI) Limited	Ulster Bank Group Centre, George's Quay, Dublin 2, Republic of Ireland	Ulster Bank (Ireland) Holdings	100.00	N	6,063	0
Ulster Bank Dublin Trust Ltd	PO Box 145, 33 College Green, Dublin 2, Republic of Ireland	Ulster Bank Holdings (ROI) Limited	100.00	N	6,063	0
National Westminster International Holdings BV	Kokermolen 16, 3994 DH Houten, The Netherlands	National Westminster Bank Plc	100.00	N	236,092	0
RBS Netherlands Holdings B.V.	Kokermolen 16, 3994 DH Houten, The Netherlands	National Westminster International Holdings BV	100.00	N	236,092	0
RBS Coutts Bank Ltd	Talstrasse 59 CH 8002, Zurich, Switzerland	RBS Netherlands Holdings B.V.	100.00	Y	236,092	0
RFS Holdings B.V.	Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands	The Royal Bank of Scotland Group plc	38.28	N	328,852,686	265,899,383
ABN AMRO Holding N.V.	Gustav Mahlerlaan, 10, 1082 PP, Amsterdam, The Netherlands	RFS Holdings B.V.	100.00	N	328,852,686	265,899,383

RBSG DOI - HSBC Holdings 29 May 2008 Box22

1

ABN AMRO Bank N.V.	Gustav Mahlerlaan, 10, 1082 PP, Amsterdam, The Netherlands	ABN AMRO Holding N.V.	100.00	Y	328,852,686	265,899,383

RBSG DOI - HSBC Holdings 29 May 2008 Box22

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Nicola Black
	Name:	Nicola Black
	Title:	Assistant Secretary
	Date:	June 5, 2008